# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002048130

## Reporting persons
- Ava Investors S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 6,973,432; sole dispositive power 0; shared dispositive power 6,973,432; aggregate amount beneficially owned 6,973,432 (4.9% of the class)
  Comment: Consists of 6,973,432 shares of Common Stock of the Issuer held by Ava Private Markets S.a r.l. (Ava Private Markets) and affiliates. Ava Investors S.A. is the investment manager of Ava Private Markets and exercises investment power with respect to the securities held by Ava Private Markets. Raphaelle Mahieu and Benjamin Hazan may be deemed to exercise investment power with respect to the securities. Each of the persons above disclaims any beneficial ownership of the securities, except to the extent of any pecuniary interest therein. The transaction to which this Amendment to Schedule 13G relates is a distribution of Common Stock for no consideration. Percent of class is based on 142,299,461 shares of Common Stock of the Issuer outstanding as set forth in Amendment No. 1 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 2, 2026 (before giving effect to the issuance of 2,000,000 shares of Common Stock as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2026).
- Ava Private Markets S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 6,973,432; sole dispositive power 0; shared dispositive power 6,973,432; aggregate amount beneficially owned 6,973,432 (4.9% of the class)
  Comment: See comments to first cover page.
- Raphaelle Mahieu: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 6,973,432; aggregate amount beneficially owned 6,973,432 (4.9% of the class)
  Comment: See comments to first cover page.
- Benjamin Hazan: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 6,973,432; aggregate amount beneficially owned 6,973,432 (4.9% of the class)
  Comment: See comments to first cover page.

## Item 1. Issuer
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: Blaize Holdings, Inc., 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, CA 95762

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons:
1. Ava Investors S.A.
2. Ava Private Markets S.a r.l., acting in respect of its Compartment Blaize
3. Raphaelle Mahieu
4. Benjamin Hazan
Address of principal business office or, if none, residence:
The registered offices of Ava Investors S.A., Raphaelle Mahieu and Benjamin Hazan are located at Rue du Rhone 78, 1204 Geneva, Switzerland.

The registered offices of Ava Private Markets S.a r.l. are located at 6, rue Dicks L-1417 Luxembourg, Grand Duchy of Luxembourg.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ava Investors S.A.: /s/ Raphaelle Mahieu, Raphaelle Mahieu, Director (07/10/2026)
- Ava Investors S.A.: /s/ Benjamin Hazan, Benjamin Hazan, Director (07/10/2026)
- Ava Private Markets S.a r.l.: /s/ Raphaelle Mahieu, Raphaelle Mahieu, Manager Class A (07/10/2026)
- Ava Private Markets S.a r.l.: /s/ Doorvesh Bobeechurn, Doorvesh Bobeechurn, Manager Class B (07/10/2026)
- Raphaelle Mahieu: /s/ Raphaelle Mahieu, Raphaelle Mahieu (07/10/2026)
- Benjamin Hazan: /s/ Benjamin Hazan, Benjamin Hazan (07/10/2026)
Comment: Ava Private Markets S.a r.l., acting in respect of its Compartment Blaize, is a private limited liability company (societe a responsabilite limitee) incorporated under the laws of the Grand Duchy of Luxembourg, with its registered office at 6, Rue Dicks, L-1417 Luxembourg, and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Societes, Luxembourg) under number B283362.